FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address:

Sol Strategies Inc. ("Sol Strategies" or the "Company") 217 Queen Street West, Suite 401

Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

April 23, 2025

Item 3 - News Release:

The new release announcing the material change referred to in this report was disseminated over Newsfile on April 23, 2025 and filed under the profile of the Company on the SEDAR+ website at www.sedarplus.ca.

Item 4 - Summary of Material Change:

On April 23, 2025, the Company announced the issuance of a convertible note facility of up to US$500 million (the "Facility") with an affiliate of ATW Partners Opportunities Management, LLC (the "Investor"). Pursuant to the Facility, the Company will issue convertible notes ("Notes") in the aggregate principal amount of US$20 million as its first tranche (the "Initial Closing"), with additional capacity of up to US$480 million available in subsequent drawdowns, subject to certain conditions. The Initial Closing is expected to occur on or about May 1, 2025, subject to customary closing conditions.

Under the Facility, Interest on the Notes will be paid in SOL, calculated as up to 85% of the staking yield generated by SOL acquired through the facility and staked by SOL Strategies, as further described in the definitive agreements.

The Facility will be used by the Issuer to acquire SOL ("Note Purchased SOL") and to acquire SOL as a treasury asset for the Company's balance sheet or general corporate or working capital purposes.

Item 5 - Full Description of Material Change:

5.1 Full Description of Material Change

6 On April 23, 2025, the Company entered into a securities purchase agreement with an affiliate of ATW Partners Opportunities Management, LLC (the "Investor") pursuant to which the Company will issue convertible notes ("Notes") to the Investor under a facility of up to US$500 million (the "Facility"). Pursuant to the Facility, the Company will issue Notes in the aggregate principal amount of US$20 million as its first tranche (the "Initial Closing"), with additional capacity of up to US$480 million available in subsequent drawdowns, subject to certain conditions. The Notes will be issued at a price of US$1,000 for each US$1,000 of aggregate principal amount of Notes. The Initial Closing is expected to occur on or about May 1, 2025, subject to customary closing conditions.

The terms of the Facility are governed by securities purchase agreement (the "SPA") entered into with the Investors and executed Note issued to Investor for the Initial Closing.

The financing will be used to acquire the Note Purchased SOL and to acquire SOL as a treasury asset for the Company's balance sheet or general corporate or working capital purposes.

The Notes will be convertible into common shares of the Company at the prevailing market price on the date prior to conversion, subject to the terms and conditions of the Notes and the Facility. The number of Common Shares issuable upon conversion of any Conversion Amount (as defined below) shall be determined by dividing (x) such Conversion Amount by (y) the Conversion Price (as defined below) then in effect (as (the "Conversion Rate"). The conversion may occur at the option of the Investor, at any time and from time to time, commencing on the date of issuance and ending on the Maturity Date (as defined in the Note).

"Conversion Amount" means the sum of (x) the portion of the Principal to be converted, redeemed or otherwise with respect to which this determination is being made and (y) all accrued and unpaid Interest with respect to such portion of the Principal amount and accrued and unpaid late charges with respect to such portion of such Principal and such interest, if any.

"Conversion Price" means, as of any date of conversion or other date of determination the last closing trade price of the Common Shares as of the trading day ended immediately prior to such date of determination, subject to adjustment as provided in the SPA.

During the term of the Note, the Note shall accrue staking interest (the "Staking Interest", and such aggregate amount accrued and unpaid to the Investor from time to time, each a "Staking Interest Amount") at any time the Company, directly or indirectly, is entitled to Staking Rewards (as defined below) with respect to the SOL purchased with the proceeds of the Facility (the "Note Purchased SOL") . Within three (3) Business Days of the end of each calendar month (as applicable, each, a "Staking Interest Payment Date"), the Company shall pay any outstanding accrued Staking Interest Amount as of such applicable Staking Interest Payment Date to the Investor in SOL to the wallet address provided by the Investor and such Staking Interest Amount shall be calculated based on the outstanding Principal.

"Staking Rewards" means the total amount of SOL earned by the staking party from staking activities in respect of any Note Purchased SOL during any given calendar month, provided that, for greater certainty, Staking Rewards shall not include block rewards.

6.1 Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

Doug Harris, Chief Financial Officer 416-480-2488 doug@solstrategies.io

Item 9 - Date of Report:

April 23, 2025